UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D/A

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

UNITED INDUSTRIAL CORPORATION

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

910671106

(CUSIP Number)

Terrence O'Donnell, Esq.

Textron Inc.

40 Westminster Street

Providence, Rhode Island 02903

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Louis A. Goodman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

1 Beacon Street

Boston, Massachusetts 02108

November 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box     ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Textron Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS BK; OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

None

	8.	SHARED VOTING POWER 8,565,443

	9.	SOLE DISPOSITIVE POWER None

	10.	SHARED DISPOSITIVE POWER 8,565,443

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,565,443 (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.52% (2)

14.	TYPE OF REPORTING PERSON CO

(1)                                 Does not include [1,545,333] shares of common stock of the Company which were tendered by guaranteed delivery in the tender offer made by Marco Acquisition Sub Inc., a wholly-owned subsidiary of Textron Inc., for all outstanding common stock of the company but have not yet been delivered by the holders thereof as required.

(2)                                  Based on 9,899,936 shares of common stock of the Company outstanding as of November 13, 2007, as represented by the Company.

1.	NAMES OF REPORTING PERSONS

Marco Acquisition Sub Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

None

	8.	SHARED VOTING POWER 8,565,443

	9.	SOLE DISPOSITIVE POWER None

	10.	SHARED DISPOSITIVE POWER 8,565,443

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,565,443 (3)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.52% (4)

14.	TYPE OF REPORTING PERSON CO

(3)           See Footnote (1) to Textron Inc.

(4)           See Footnote (2) to Textron Inc.

This Amendment No. 3 to Schedule 13D (this “Amendment”) supplements, amends and relates to information in the Schedule 13D originally filed with the Securities and Exchange Commission on October 17, 2007 by the persons filing this Amendment  (the “ Original Schedule ”), as such Original Schedule was amended by Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the Commission on November 14, 2007 and Amendment No. 2 to Schedule 13D filed with the Commission on November 21, 2007, each by the persons filing this Amendment. Capitalized terms used in this Amendment, but not otherwise defined, have the meanings ascribed to them in the Original Schedule.

Item 4.    Purpose of Transaction.

                Item 4 is hereby supplemented by the addition of the following information:

                As of the date hereof, since November 19, 2007, [76,320] shares of Common Stock tendered in the Offer through notices of guaranteed delivery, which had not been delivered as required on November 16, 2007, have been delivered to the Reporting Persons and purchased by Marco.

                The following table sets forth all transactions with respect to shares of Common Stock effected by any of the Reporting Persons since their last filing on Schedule 13D, other than the delivery of shares pursuant to notices of guaranteed delivery as described above. Except as otherwise indicated, all transactions were effected in the open market, and the table [includes] commissions paid in per share prices.

Name	Date	Shares of Common Stock Purchased	Price per Share
Textron Inc.	11/21/2007	33,200	$81.00
Textron Inc.	11/21/2007	7,000	$80.99
Textron Inc.	11/21/2007	1,300	$80.98
Textron Inc.	11/23/2007	15,300	$81.00
Textron Inc.	11/23/2007	3,400	$80.99
Textron Inc.	11/26/2007	10,900	$80.99

Item 5.    Interest in Securities of the Issuer.

                Item 5 is hereby amended and restated in its entirety to read as follows:

                (a)-(b) Each of the Reporting Persons beneficially owns 8,565,443 shares of Common Stock, representing approximately 86.52% of the outstanding Shares.  This amount does not include [1,545,333] shares of Common Stock which have been tendered to Marco in the Offer through notices of guaranteed delivery but have not been delivered as required and, as a result, have not yet been purchased by Marco.

                Each of the Reporting Persons has the power to vote or direct the voting, and to dispose or direct the disposition of all shares of Common Stock beneficially owned.

                (c) Except for the purchase of shares of Common Stock pursuant to the Offer, described above, neither of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A, has effected any transaction in the shares of Common Stock since November 20, 2007.

                (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

                (e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

TEXTRON INC.

November 26, 2007
Date
/s/ Arnold M. Friedman
Signature
Arnold M. Friedman Vice President and Deputy GeneralCounsel
Name/Title

MARCO ACQUISITION SUB INC.

November 26, 2007
Date
/s/ Arnold M. Friedman
Signature
Arnold M. Friedman Vice President
Name/Title